

03011549

S. _____ .GE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52551

SEC MAIL RECEIVED PROCESSING
MAR - 3 2003
WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Consolidated Capital Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Fannin, Suite 270
_____
(No. and Street)

Houston   Texas   77002-6712
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Austin Barsalou   (713) 652-5044
_____
                                                (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James A. Longaker, CPA
_____
                (Name — if individual, state last, first, middle name)

2002 Woodland Valley Drive   Kingwood   Texas   77339-3365
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
  XX Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, ___Austin Barsalou_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Consolidated Capital Management, Inc._____, as of ___December 31_____, ~~19~~2002___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

Signature

Vice President and
Financial Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Statement of Cash Flows
- x (p) Statement of exception to 15c3-3

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

CONSOLIDATED CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

REPORT PURSUANT TO RULE 17A – 5(d)

DECEMBER 31, 2002

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

CONTENTS

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Consolidated Capital Management, Inc.
Houston, Texas 77027

I have audited the accompanying statement of financial condition of Consolidated Capital Management, Inc., as of December 31, 2002 and the related statement of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Capital Management, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the Basic financial statements taken as a whole. The information contained on Pages 8, 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James A. Longaker, CPA

February 25, 2003

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

CONSOLIDATED CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002 AND 2001

ASSETS

		2001		2002
Current assets:				
Checking account	$	6,391	$	6,413
Total current assets		6,391		6,413
Total assets	$	6,391	$	6,413

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities				
Accounts payable		-		187
Total current assets		0		187
Stockholder's equity:				
Capital		1,000		1,000
Paid in capital		16,200		18,067
Retained earnings		(10,809)		(12,841)
Total stockholders' equity		6,391		6,226
Total liabilities and stockholders' equity	$	6,391	$	6,413

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME

AS OF DECEMBER 31, 2002 AND 2001

		2001		2002
Revenues:				
Commission	$	4,398	$	2,651
Interest Income		-		690
Other revenue		-		782
Total revenues		4,398		4,123
Expenses				
Total expenses		9,507		6,155
Loss from operations		(5,109)		(2,032)
Income taxes		-		-
Net loss	$	(5,109)	$	(2,032)

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

AS OF YEAR ENDED DECEMBER 31, 2001 AND 2002

	Common stock	Paid-In capital	Retained earnings	Total
Balance at January 1, 2001	$ 1,000	$ 10,000	$ (5,700)	$ 5,300
Net (loss) for the year ended December 31, 2001		-	(5,109)	(5,109)
Net changes for the period (Paid in Capital)	-	6,200	-	6,200
Balance at December 31, 2001	1,000	16,200	(10,809)	6,391
Net (loss) for the year ended December 31, 2002	-	-	(2,032)	(2,032)
Net changes for the period (Paid in Capital)	-	1,867	-	1,867
Balance at December 31, 2002	$ 1,000	$ 18,067	$ (12,841)	$ 6,226

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED DECEMBER 31, 2002 AND 2001

	12 Months ended December 31, 2001	12 Months ended December 31, 2002
Cash flows from operating activities:		
Net income	$ (5,109)	$ (2,032)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase (decrease) in accounts payable	-	187
Total adjustments	-	187
Cash provided (used) by operations	(5,109)	(1,845)
Cash flows from investing activities	-	-
Cash flows from financing activates:		
Proceeds from additional paid in capital	-	1,867
Cash provided by: Stock	11,500	-
Net increase (decrease) in cash	6,391	22
Cash at beginning of year	-	6,391
Cash at end of year	$ 6,391	$ 6,413

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

A. Summary Of Significant Accounting Policies

Nature of Business

Consolidated Capital Management, Inc., (the "Company") is a Texas corporation and is a registered broker-dealer maintaining its only office in Houston, Texas. It is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1, operated pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, and did not hold customer funds or securities. The Company has been approved to conduct business on a fully disclosed basis through a clearing agent.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Depreciation Expense

Depreciation of property, plant and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful life.

Machinery & Equipment	3-10 Years
Furniture & Fixtures	5-10 Years
Leasehold Improvements	5-10 Years

Expenditures for major renewals that extend the useful lives of property and cost over $100.00 are capitalized. Expenditure for maintenance and repairs are expensed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2002. There were no cash equivalents at December 31, 2002.

Federal Income Taxes

The Company had a loss in 2001 and 2002; therefore no income taxes are owed.

CONSOLIDATED CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Net Capital

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2002, the net capital was $21,735, which exceeded the required minimum capital by $16,735, and the aggregate indebtedness (A.I.) to net capital ratio was not applicable since there was no A.I.

CONSOLIDATED CAPITAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2002

Total equity from statement of financial condition	$ 6,226
Less non-allowable assets: Deposits	-
Net Capital	$ 6,226

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 12
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 1,226

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	$ 187
Ratio of aggregate indebtedness to net capital	N/A
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	3%

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors
Consolidated Capital Management, Inc.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Consolidated Capital Management, Inc., for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC)(, we have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

James A. Longaker, CPA

February 25, 2003